As filed with the U.S. Securities and Exchange Commission on December 18, 2024

Registration No. 333-282577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

TIDAL TRUST III
(Exact Name of Registrant as Specified in Charter)

234 West Florida Street, Suite 203
Milwaukee, WI 53204
(Address of Principal Executive Offices, Zip Code)

(Registrant’s Telephone Number, including Area Code) (855) 843-2534

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801
(Name and Address of Agent for Service)

Copies to:

Eric W. Falkeis Tidal ETF Services LLC 234 West Florida Street, Suite 203 Milwaukee, WI 53204	Domenick Pugliese Sullivan & Worcester LLP 1251 Avenue of the Americas, 19th Floor New York, NY 10020

Explanatory Note: The Prospectus and Statement of Additional Information, each in the form filed on November 6, 2024 in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-282577) (Accession Number 0001999371-24-014274), are incorporated herein by reference.  The sole purpose of this amendment is to file as an exhibit to this Registration Statement the final tax opinion of Sullivan & Worcester LLP.

PART C

Other Information

Item 15. Indemnification

Reference is made to Article IV of the Registrant’s Third Amended and Restated Agreement and Declaration of Trust. The general effect of this provision is to indemnify the Trustees, officers, employees and other agents of the Trust who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit No.	Description of Exhibit
(1)	Certificate of Trust of Impact Shares Fund Trust I (the “Trust” or the “Registrant”) dated May 19, 2016 – previously filed with the Trust’s registration statement on Form N-1A on July 2, 2024 and is incorporated herein by reference.
First Amendment to the Certificate of Trust of Impact Shares Trust I (the “Trust” or the “Registrant”) dated February 2, 2018 – previously filed with the Trust’s registration statement on Form N-1A on July 2, 2024 and is incorporated herein by reference.
Second Amendment to the Certificate of Trust of Tidal Trust III (the “Trust” or the “Registrant”) dated March 19, 2024 – previously filed with the Trust’s registration statement on Form N-1A on July 2, 2024 and is incorporated herein by reference.
(2)

(a) Third Amended and Restated Agreement and Declaration of Trust of the Registrant – previously filed with the Trust’s registration statement on Form N-1A on September 6, 2024 and is incorporated herein by reference.

(b) Amended and Restated By-Laws of the Registrant – previously filed with the Trust’s registration statement on Form N-1A on September 6, 2024 and is incorporated herein by reference.

(3)	Voting Trust Agreement – N/A
(4)	Form of Agreement and Plan of Reorganization, previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.
(5)	Instruments defining the rights of holders of the securities being registered, are incorporated by reference to the Trust’s Declaration of Trust and Bylaws
(6)	(a) Form of Investment Advisory Agreement between the Trust (on behalf of the The BeeHive ETF) and Tidal Investments LLC, previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.
(b) Form of Investment Sub-Advisory Agreement between Tidal Investments LLC and Cannell & Spears LLC, previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.

(7)	(a) Distribution Agreement between the Trust and Foreside Fund Services, LLC– previously filed with the Trust’s registration statement on Form N-1A on July 2, 2024 and is incorporated herein by reference.
(i) Form of Amendment to the Distribution Agreement (adding The BeeHive ETF), previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.
(8)	Bonus or Profit-Sharing Contracts. None.
(9)	(a) Custodian Agreement between the Trust and U.S. Bank National Association, previously filed with the Trust’s registration statement on Form N-1A on July 16, 2024 and is incorporated herein by reference.
(i) Form of Amendment to the Custodian Agreement (adding The BeeHive ETF), previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.
(10)

(a) Amended and Restated Rule 12b-1 Distribution Plan dated July 11, 2024, previously filed with the Trust’s registration statement on Form N-1A on July 16, 2024 and is incorporated herein by reference.

(b) 18f-3 Plan – None.

(11)	Opinion and Consent of Counsel – previously filed with the Trust’s registration statement on Form N-14 on October 10, 2024 and is incorporated herein by reference.
(12)	Opinion of Counsel as to tax matters and consequences to shareholders – filed herewith.
(13)

(a) Fund Administration Agreement between Registrant and Tidal ETF Services LLC – previously filed with the Trust’s registration statement on Form N-1A on October 27, 2023 and is incorporated herein by reference.

(a)(1) Form of Amendment to the Fund Administration Agreement (adding The BeeHive ETF), previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.

(b) Fund Accounting Agreement between Registration and U.S. Bancorp Fund Services, LLC (Unity Wealth Partners Dynamic Capital Appreciation & Options ETF), previously filed with with the Trust’s registration statement on Form N-1A on July 16, 2024 and is incorporated herein by reference.

(b)(1) Form of Amendment to the Fund Accounting Servicing Agreement (adding The BeeHive ETF), previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.

(c) Transfer Agent Agreement between Registration and U.S. Bancorp Fund Services, LLC, previously filed with Post-Effective Amendment No. 45 on Form N-1A on July 16, 2024 and is incorporated herein by reference.

(c)(1) Form of Amendment to the Transfer Agent Agreement (adding The BeeHive ETF), previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.

(14)	Consent of Cohen & Company, Ltd., previously filed with the Trust’s registration statement on Form N-14 on November 6, 2024, is hereby incorporated by reference.
(15)	Omitted Financial Statements. None.
(16)	Power of Attorney – previously filed with the Trust’s registration statement on Form N-14 on October 10, 2024 and is incorporated herein by reference.
(17)	Form of Proxy Card – previously filed with the Trust’s registration statement on Form N-14 on October 10, 2024 and is incorporated herein by reference.
(18)	Calculation of Filing Fee Tables – N/A

Item 17. Undertakings

(1)    The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)    The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Registration Statement on Form N-14 to be signed below on its behalf by the undersigned, duly authorized, in the City of Milwaukee and State of Wisconsin, on the 18th day of December 2024.

Tidal Trust III

/s/ Eric Falkeis
President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 18th day of December 2024.

Signature	Title

/s/ Eric Falkeis	President and Principal Executive Officer
Eric Falkeis

/s/ Monica H. Byrd*	Trustee
Monica H. Byrd

/s/ Pamela Cytron*	Trustee
Pamela Cytron

/s/ Lawrence Jules*	Trustee
Lawrence Jules

/s/ Guillermo Trias*	Trustee
Guillermo Trias

/s/ Ethan Powell*	Trustee
Ethan Powell

/s/ Aaron Perkovich	Treasurer, Principal Financial Officer and Principal Accounting Officer
Aaron Perkovich

*By:	/s/ Eric Falkeis
Eric Falkeis, Attorney in Fact
By Power of Attorney

EXHIBIT INDEX

Exhibit No.	Exhibit
(12)	Opinion of Counsel